File No. 70-

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM U-1
                                   APPLICATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
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                                      NSTAR
                                 c/o BEC ENERGY
                               800 Boylston Street
                                Boston, MA 02199
           ----------------------------------------------------------

                  (Name of companies filing this statement and
                     address of principal executive offices)


                                      None
           ----------------------------------------------------------

                     (Name of top registered holding company
                     parent of each applicant or declarant)

                                  Thomas J. May
                Chairman of the Board and Chief Executive Officer
                                Russell D. Wright
                      President and Chief Operating Officer
                                      NSTAR
                                 c/o BEC ENERGY
                               800 Boylston Street
                                Boston, MA 02199
           ----------------------------------------------------------

                    (Name and address of agents for service)


                  The Commission is requested to mail copies of
                   all orders, notices and communications to:



Theodora S. Convisser, Esq.                 Michael P. Sullivan, Esq.
Clerk and Assistant                         Vice President, General Counsel
  General Counsel                             and Secretary
BEC Energy                                  Commonwealth Energy System
800 Boylston Street                         One Main Street
Boston, Massachusetts                       Cambridge, Massachusetts
02199                                       02142-9150

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                           Paul K. Connolly, Jr., Esq.
                           Timothy E. McAllister, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                               260 Franklin Street
                           Boston, Massachusetts 02110

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                                TABLE OF CONTENTS


Item 1.      DESCRIPTION OF PROPOSED TRANSACTIONS.......................1
         A.  Description of the Parties.................................1
               NSTAR  ..................................................1
             2.  BEC Energy.............................................1
                        Utility Subsidiaries............................1
                        Non-Utility Subsidiaries........................3
             3.  COM/Energy.............................................3
                      (a)  Electric Utility Subsidiaries................4
                      (b)  Gas Utility..................................6
                      (c)  Non-Utility Subsidiaries.....................7
         B.  Description of the Transaction.............................8
             1.  Background of the Transaction..........................8
             2.  Reasons for the Mergers................................9
             3.  Structure and Terms of the Mergers....................12
                      (a)  The BEC Energy Merger.......................12
                      (b)  The COM/Energy Merger.......................12

Item 2.      FEES, COMMISSIONS AND EXPENSES............................14

Item 3.      APPLICABLE STATUTORY PROVISIONS...........................14
         A.  Section 10(b).............................................14
             1.       Section 10(b)(1).................................15
             2.       Section 10(b)(2) -- Fairness of Consideration....17
             3.       Section 10(b)(2) -- Reasonableness of Fees.......19
             4.       Section 10(b)(3).................................19
         B.  Section 10(c).............................................21
             1.       Section 10(c)(1).................................21
             2.       Section 10(c)(2).................................21
         C.  Section 3(a)(1)...........................................26


Item 4.      REGULATORY APPROVALS......................................28
         A.  State Public Utility Regulation...........................28
         B.  Other Federal Regulations.................................28

Item 5.      PROCEDURES................................................29

Item 6.      EXHIBITS AND FINANCIAL STATEMENTS.........................30
         A.  Exhibits..................................................30
         B.  Financial Statements......................................31

Item 7.      INFORMATION AS TO ENVIRONMENTAL EFFECTS...................31

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     Pursuant to Sections  9(a)(2) and 10 of the Public Utility  Holding Company
Act of 1935 (the "Act"), NSTAR ("NSTAR"), a Massachusetts business trust, hereby requests that the Securities and Exchange Commission (the "Commission" or "SEC") authorize the acquisition by NSTAR of the outstanding voting securities of BEC Energy and Commonwealth Energy System ("COM/Energy"), and issue an order exempting NSTAR from all provisions of the Act except Section 9(a)(2) under
Section 3(a)(1) following the consummation of the acquisition described herein.

Item 1. DESCRIPTION OF PROPOSED TRANSACTIONS

     A. Description of the Parties

          1. NSTAR

     NSTAR, a Massachusetts business trust, is an unincorporated business organization with transferable shares. NSTAR has three subsidiaries: (1) NSTAR Delaware LLC, a limited liability company organized under Delaware law ("NSTAR Delaware"), of which NSTAR owns 100% of the membership interests; (2) BEC Acquisition LLC, a limited liability company organized under Massachusetts law ("BEC Energy Merger Sub"), of which NSTAR owns 99.99% of the membership interests and NSTAR Delaware owns the remaining 0.01% membership interest; and
(3) CES Acquisition LLC, a limited liability company organized under Massachusetts law ("COM/Energy Merger Sub" and, together with BEC Energy Merger Sub, the "Merger Subs"), of which NSTAR owns 99.99% of the membership interests and NSTAR Delaware owns the remaining 0.01% membership interest. Currently, BEC Energy and COM/Energy together own all of NSTAR's issued and outstanding shares. Upon the completion of the proposed transaction, both BEC Energy and COM/Energy, through mergers with BEC Energy Merger Sub and COM/Energy Merger Sub, respectively, will become wholly-owned subsidiaries of NSTAR, and NSTAR will be the new holding company for the combined business.

          2. BEC Energy

     BEC Energy, a Massachusetts business trust, is an unincorporated business organization with transferable shares. BEC Energy conducts its business through its operating subsidiaries. BEC Energy's principal subsidiaries are Boston Edison Company ("Boston Edison"), a regulated utility company, and Boston Energy Technology Group, Inc. (also referred to in this document as "BETG"). BEC Energy has received an order from the Commission exempting it from all provisions of the Act other than Section 9(a)(2) pursuant to Section 3(a)(1).1/

               (a) Utility Subsidiaries.

     Boston Edison Company: Boston Edison, a Massachusetts corporation, is a public utility company engaged in the generation, purchase, transmission, distribution and sale of electric

--------

1/   BEC Energy, et al., HCAR No. 26874 (May 15, 1998).

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energy in Massachusetts. Boston Edison's electric service territory covers about
590 square miles within 30 miles of Boston, encompassing the City of Boston and 39 surrounding cities and towns. Boston Edison serves some 663,000 electric customers at retail. Boston Edison also sells electric energy at wholesale to other electric utilities and municipal electric departments under rate schedules and tariffs on file with the Federal Energy Regulatory Commission (the "FERC").

     Boston Edison voluntarily divested its fossil generation business pursuant to a Settlement Agreement reached with the Massachusetts Attorney General, Massachusetts Division of Energy Resources and other interested parties and filed on July 8, 1997 in restructuring proceedings before the Massachusetts Department of Telecommunications and Energy (the "MDTE"). The generation already divested by Boston Edison included 1,987 MW of fossil-fired capacity at six different sites. Boston Edison accomplished the divestiture pursuant to a competitive bidding procedure which resulted in the selection of Sithe Energy, Inc. ("Sithe") as the winning bidder. The FERC granted approval for the transfer of jurisdictional transmission facilities related to the generation from Boston Edison to Sithe in its Docket No. EC98-16-000. Boston Edison's only remaining owned-generation is its 670 MW Pilgrim nuclear power plant. Boston Edison recently entered into an agreement to sell the Pilgrim nuclear power plant to Entergy Nuclear Generation Company. If the requisite approvals for this sale are not obtained, it is likely that Boston Edison, in the near future, would shut down the Pilgrim plant and permanently retire it.

     Boston Edison also owns and operates approximately 524 circuit miles of interconnected transmission lines of 115-345 kV, including 176 circuit-miles of 230-345 kV lines and 348 circuit-miles of 115 kV lines. Boston Edison's transmission facilities include substations with a capacity of approximately 3,500 MVA. All of these transmission facilities are located in Massachusetts. A map of Boston Edison's transmission facilities is included in Exhibit E-1. Boston Edison's electric distribution system consists of approximately 22,003 circuit miles and substations with a capacity of approximately 10,822 MVA.

     Boston Edison also provides customers with transmission services, including transmission service under its Open Access Transmission Tariff and individual contracts. Boston Edison is a member of the New England Power Pool ("NEPOOL") and has committed its pool transmission facilities ("PTF") to the operational control of ISO-New England, Inc. ("ISO-New England"). ISO-New England's principal responsibilities include administration of the NEPOOL open access transmission tariff ("NEPOOL Tariff"), the operational control of the New
England bulk power system, protection of NEPOOL system reliability, and oversight of the New England Power Exchange.2/ The NEPOOL Tariff provides for postage-stamp rates which eliminate pancaking of transmission charges in New England thereby creating a single power market that encompasses virtually the entire New England region.

--------

2/ The FERC's order authorizing the establishment of ISO-New England and the transfer of operational control of the NEPOOL grid to that entity was issued on June 25, 1997. New England Power Pool, 79 FERC P. 61,374 (1997); see also, New England Power Pool, on reh'g, 83 FERC P. 61,045 (1998), reh'g denied, 85 FERC P. 61,141 (1998). See, in addition, New England Power Pool, 85 FERC P. 61,379 (1998) order conditionally accepting and approving market-based rates.

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     The FERC  conditionally  approved  the  formation  of ISO-New  England  and authorized, on an interim basis, the transfer of control of transmission facilities owned by the public utility members of NEPOOL as part of a comprehensive restructuring of NEPOOL on June 25, 1997.3/ On July 1, 1997, ISO-New England was activated. Thus, although Boston Edison continues to own its transmission facilities, PTF usage is and will be governed by ISO-New England.

     Harbor Electric Energy Company: Harbor Electric Energy Company ("Harbor Electric"), a Massachusetts corporation and a wholly owned subsidiary of Boston Edison, delivers electric energy from Boston Edison to the Massachusetts Water Resources Authority (the "MWRA"), a large retail customer. Although Harbor Electric owns a small distribution system, that system is used exclusively for distribution to the MWRA. In addition, Harbor Electric owns no generation and does not engage in wholesale sales or purchases.

               (b) Non-Utility Subsidiaries.

     Boston Energy Technology Group, Inc.: BEC also wholly owns an unregulated subsidiary, BETG. BETG has several subsidiaries and is engaged in various businesses, including district energy and communications services. None of these subsidiaries have any jurisdictional gas or electric utility operations. For example, through a subsidiary, BETG has entered into a telecommunications joint venture with RCN Telecom Services, Inc. to provide telecommunications services.

     The common shares, $1.00 par value, of BEC Energy are listed on the New York Stock Exchange ("NYSE") and the Boston Stock Exchange under the symbol "BSE". As of December 31, 1998 there were 47,184,073 common shares of BEC Energy outstanding.

     For the year ended December 31, 1998, BEC Energy's operating revenues on a consolidated basis were approximately $1.623 billion, all of which was derived from Boston Edison's and Harbor Electric's electric operations. Consolidated assets of BEC Energy and its subsidiaries at December 31, 1998 were approximately $3.214 billion, of which approximately $2.27 billion consists of identifiable utility property, plant and equipment.

     A more detailed summary of information concerning BEC Energy and its subsidiaries is contained in the BEC Energy's Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated herein by reference as Exhibit H-1.

          3. COM/Energy

     COM/Energy, a Massachusetts business trust, is an unincorporated business organization with transferable shares. COM/Energy conducts its business through its operating subsidiaries.

--------

3/ See New England Power Pool, 79 FERC P. 61,374 (1997) reh'g pending. This order found that the New England ISO proposal met the FERC's eleven principles for ISOs, and conditioned approval upon the ISO establishing a self-funding mechanism.

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COM/Energy  currently  claims an exemption  from all provisions of the Act other than Section 9(a)(2) under Section 3(a)(1) pursuant to Rule 2.

     COM/Energy holds all of the stock of five operating public utility companies (Cambridge Electric Light Company ("Cambridge Electric"), Canal
Electric Company ("Canal Electric"), Commonwealth Electric Company ("Commonwealth Electric"), Commonwealth Gas Company ("Commonwealth Gas") and Medical Area Total Energy Plant, Inc. ("MATEP")) and of several subsidiaries engaged in non-utility businesses, such as steam distribution, servicing and processing of liquefied natural gas and the sale of energy products. Through its utility subsidiaries, COM/Energy serves the energy needs of approximately 600,000 customers in Eastern Massachusetts. COM/Energy's utility and non-utility subsidiaries, all of which are wholly-owned, are described below:

               (a) Electric Utility Subsidiaries.

     COM/Energy's three primary generation owning subsidiaries, Commonwealth Electric, Cambridge Electric, and Canal Electric, recently divested most of their generation assets, in a transaction that was approved by the FERC by order dated November 12, 1998 4/ and that closed on December 30, 1998. A brief description of the respective companies' generation assets sold to Southern Energy Canal, L.L.C. ("Southern Canal") and Southern Energy Kendall, L.L.C. ("Southern Kendall") is provided below by company. Also set forth below is a brief description of each company's remaining generation assets, as well as their transmission and distribution systems. The sale of generating assets by Commonwealth Electric, Cambridge Electric, and Canal Electric and their restructuring plans going forward are part of a longstanding intention of the companies to divest their power supply portfolio.

     Commonwealth Electric Company: Commonwealth Electric, a Massachusetts corporation, is a franchised public utility company engaged in the purchase, transmission, distribution and resale of power and energy in Massachusetts. Commonwealth Electric's electric service territory covers about 1,100 square miles in 40 communities located in southeastern Massachusetts, including Cape Cod and Martha's Vineyard. The service territory includes all or part of Plymouth, Bristol, Barnstable and Duke Counties in the Commonwealth of Massachusetts. Commonwealth Electric serves some 327,000 electric customers at retail in the Commonwealth of Massachusetts. Commonwealth Electric also sells electric energy at wholesale to other electric utilities under rate schedules and tariffs on file with the FERC but has no wholesale requirements customers.

         The FERC approved the jurisdictional aspects of the sale of all of Commonwealth Electric's generation assets to Southern Canal by order dated November 12, 1998. The sale included the following generation facilities: (1) five diesel generating plants at Oak Bluffs and West Tisbury on Martha's Vineyard, Massachusetts with a total capacity of 13.8 MW; and (2) a 1.4325% ownership interest in the oil-fired William F. Wyman Unit 4 located in Yarmouth Maine, operated by Central Maine Power Company. Commonwealth Electric's interest in the

--------

4/   See Cambridge Electric Light Co., 85 FERCP. 61,217 (1998).

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William F. Wyman Unit 4 translated  into a 8.9 MW  entitlement.  The transaction with Southern Canal closed on December 30, 1998.

     Commonwealth Electric also provides customers with transmission services, including transmission service under its Open Access Transmission Tariff.5/ Commonwealth Electric also owns and operates approximately 357.5 circuit miles of interconnected transmission lines of 115 kV to 345 kV, including 297.6 circuit-miles of 115 kV lines and 59.9 circuit-miles of 345 kV lines. Transmission facilities include substations with a capacity of approximately 475,000 kilovolt-amperes. All of these transmission facilities are located in Massachusetts. A map of Commonwealth Electric's transmission facilities is included in Exhibit E-1.

     Commonwealth Electric is a member of NEPOOL. As explained above, the FERC conditionally approved the formation of ISO-New England and authorized, on an interim basis, the transfer of control of transmission facilities owned by the public utility members of NEPOOL as part of a comprehensive restructuring of NEPOOL, and on July 1, 1997, ISO-New England was activated. Thus, although Commonwealth Electric continues to own its transmission facilities, PTF usage is governed by ISO-New England. Commonwealth Electric's electric distribution system consists of approximately 10,744 circuit miles and substations with a capacity of approximately 1,814 MVA.

     Cambridge Electric Light Company: Cambridge Electric, a Massachusetts corporation, is a franchised public utility company engaged in the purchase, transmission, distribution and resale of power and energy in Massachusetts. Cambridge Electric's electric service territory covers about 7 square miles. It provides retail service in the City of Cambridge, Massachusetts to some 45,900 electric customers. In addition, Cambridge Electric sells power for resale to the Town of Belmont, Massachusetts, and through NEPOOL.

     As mentioned above, the FERC approved the sale of most of Cambridge Electric's generation assets to Southern Kendall by order dated November 12, 1998.6/ Prior to the sale to Southern Kendall, Cambridge Electric was primarily a transmission and distribution utility. However, it did own the 113 MW Kendall Generating Station and the 13.5 MW Blackstone Station facility both located in Cambridge, Massachusetts. Cambridge Electric sold the 113 MW Kendall Generating Station to Southern Kendall as part of the transaction that closed on December 30, 1998. The Blackstone Station facility is used substantially for the production of steam for resale to retail customers. Currently, Cambridge Electric is reviewing several options with regard to the Blackstone Station facility and will seek the necessary approvals when any transaction is finalized.

--------

5/ Subject to a compliance filing to revise the same, the FERC accepted Commonwealth Electric's open access pro forma transmission compliance tariff in Docket No. OA96-167-000 on July 31, 1997. Allegheny Power System, Inc., 80 FERC P. 61,143 (1997).

6/   See Cambridge Electric Light Co., 85 FERCP. 61,217 (1998).

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     Cambridge  Electric also provides  customers  with  transmission  services, including transmission service under its Open Access Transmission Tariff and individual contracts. Cambridge Electric is a member of NEPOOL. As described above in the discussion on Commonwealth Electric's transmission facilities, although Cambridge Electric continues to own its transmission facilities, PTF usage will be governed by ISO-New England.

     Cambridge Electric also owns and operates approximately 7.3 circuit miles of interconnected transmission lines of 13.8 kV to 115 kV. Transmission facilities include substations with a capacity of approximately 311,000 kilovolt-amperes. All of these transmission facilities are located in Massachusetts. A map of Cambridge Electric's transmission facilities is included in Exhibit E-1. Cambridge Electric's electric distribution system consists of approximately 584 circuit miles and substations with a capacity of approximately 218 MVA.

     Canal Electric Company: Canal Electric, a Massachusetts corporation, is a public utility engaged in the purchase and sale of electricity at wholesale. Canal Electric holds no franchise- like authority and does not own, operate or control any transmission or distribution. Canal Electric sells electric energy at wholesale to its affiliates Cambridge Electric and Commonwealth Electric, under rate schedules and tariffs on file with the FERC but has no retail customers. With the exception of an ownership interest in the Seabrook 1 nuclear power facility, Canal Electric recently divested its generation interests in a sale to Southern Canal. Specifically, that sale included Canal Electric's oil fired 566 MW Canal Unit 1 generating unit and Canal Electric's 50 percent ownership interest in the 565 MW Canal Unit 2. The FERC approved the jurisdictional aspects of the sale of these assets to Southern Canal by order dated November 12, 1998.7/ The sale to Southern Canal closed on December 30, 1998.

     Medical Area Total Energy Plant, Inc. Medical Area Total Energy Plant, Inc. ("MATEP") is a Massachusetts corporation and wholly-owned subsidiary of Advanced Energy Systems, Inc., which in turn is a wholly-owned subsidiary of COM/Energy. MATEP owns and operates a 62 MW steam, chilled water and electric generating facility located in the Longwood Medical area of Boston, Massachusetts (the "Facility"). MATEP has no transmission assets, and is not subject to regulation as a utility under Massachusetts law. MATEP has obtained market- based rate authority from the FERC.8/ Pursuant to that authority, MATEP sells the output of the Facility to MATEP LLC, a Delaware limited liability company which is wholly-owned by MATEP, and MATEP LLC resells such steam, chilled water and electricity to several Harvard University-affiliated teaching hospitals, which are adjacent to the Facility within the city of Boston, under long-term contract.

               (b) Gas Utility.

     Commonwealth Gas Company. Commonwealth Gas Company ("Commonwealth Gas"), a Massachusetts corporation, is a local gas distribution company operating in Massachusetts.

--------

7/   See Cambridge Electric Light Co., 85 FERC P. 61,217 (1998).

8/   See Advanced Energy Systems, Inc., 83 FERC P. 61,044 (1998).

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Commonwealth  Gas'  service  area is  approximately  1,067  square  miles and it provides local gas distribution service to approximately 239,000 customers in the Cities of Cambridge and Somerville in Middlesex County, a small portion of the City of Boston in Suffolk County and in various other eastern and
southeastern  Massachusetts  municipalities  in  Bristol,  Middlesex,   Norfolk,
Plymouth and Worcester Counties.

               (c)  Non-Utility Subsidiaries.

     COM/Energy Marketing, Inc. COM/Energy Marketing, Inc. ("CEM") is a power marketing subsidiary. CEM has no physical facilities for the generation, transmission, or distribution of electric power for sale, nor does it hold franchises or have service territories for the transmission, distribution or sale of electric power in the United States.

     The FERC has authorized CEM to sell power in interstate commerce at market-based rates upon finding that the company could not exercise market power because it does not have market power over generation or transmission, nor can it erect barriers to entry to relevant markets.9/ On February 23, 1999, CEM sold most of its assets to Reliant Energy, Inc. for $2.2 million.

     Advanced Energy Systems, Inc. Advanced Energy Systems, Inc. ("AES") is a wholly- owned subsidiary of COM/Energy. AES is engaged in the business of owning and operating energy facilities, including MATEP and MATEP LLC.

     Hopkinton LNG Corp. Hopkinton LNG Corp. ("Hopkinton"), a Massachusetts corporation, owns and operates an LNG facility at Hopkinton, Massachusetts for the liquefaction, storage, and vaporization of natural gas for Commonwealth Gas. Hopkinton also owns and operates an LNG storage facility in Acushnet, Massachusetts for the storage and vaporization of natural gas for Commonwealth Gas. By order issued March 3, 1998, Hopkinton was issued a blanket certificate of limited jurisdiction by the FERC, authorizing Hopkinton to engage in the sale and transportation of natural gas that is subject to the FERC's jurisdiction under the Natural Gas Act.

     COM/Energy Steam Company: COM/Energy Steam Company is a steam distribution company that owns steam distribution facilities in two locations in Cambridge, Massachusetts and sells steam for heating and industrial production to commercial customers in Boston and Cambridge, Massachusetts.

     COM/Energy Resources, Inc.: COM/Energy Resources, Inc. was organized to engage in the sale of energy and energy services, but is not currently engaged in any operations.

     Energy Investment  Services,  Inc.: Energy Investment  Services,  Inc. is a
corporation   organized  to  invest  the  proceeds  of  Canal  Electric's  asset generation sales on behalf of utility customers.

--------

9/   See COM/Energy Marketing, Inc., 81 FERCP. 61,373 (1997).

     COM/Energy Technologies, Inc.: COM/Energy Technologies, Inc. is engaged in the production, distribution, marketing and sale of energy information and control products and technologies.

     COM/Energy Acushnet Realty: COM/Energy Acushnet Realty is a realty trust that leases land to Hopkinton LNG Corp.

     COM/Energy Cambridge Realty: COM/Energy Cambridge Realty is a realty trust that holds various properties.

     COM/Energy Freetown Realty: COM/Energy Freetown Realty is a realty trust organized to develop a 600 acre parcel of land that it owns in Freetown, Massachusetts.

     COM/Energy Research Park Realty: COM/Energy Research Park Realty is a realty trust organized to develop a research complex; it sold its substantial asset, a nine acre parcel of land in Cambridge, Massachusetts, in 1998.

     COM/Energy  Services  Company:  COM/Energy  Services Company is the service
company  for  the  COM/Energy   holding  company  system.  It  provides  various
professional and related support services to its affiliates.

     Darvel Realty Trust: Darvel Realty Trust is a realty trust that owns, develops and operates real estate.

     The common shares, par value $2.00, of COM/Energy are listed on the NYSE and the Pacific Stock Exchange under the symbol "CES". As of December 31, 1998, there were 21,540,550 common shares of COM/Energy outstanding.

     For the year ended December 31, 1998, COM/Energy's operating revenues on a consolidated basis were approximately $980 million, of which approximately $627 million was derived from Commonwealth Electric's, Cambridge Electric's, Canal Electric's and MATEP'S electric operations, and approximately $289 million was attributable to regulated natural gas distribution activities. Consolidated assets of COM/Energy and its subsidiaries at December 31, 1998 were $1.763 billion, of which approximately $673 million consists of its electric distribution property, plant and equipment, and approximately $271 million consists of its gas distribution property, plant and equipment.

     A more detailed summary of information concerning COM/Energy and its subsidiaries is contained in COM/Energy's Annual Report on Form 10-K for the year ended December 31, 1998 and COM/Energy's Form U-3A-2 for the year ended December 31, 1998, which are incorporated herein by reference as Exhibits H-2 and H-3 respectively.

     B. Description of the Transaction

          1. Background of the Transaction

     Traditionally, electric utilities have operated under a monopoly regulatory framework under which consumers have been restricted to a single electricity provider, typically a vertically integrated electric utility engaged in the generation, transmission and distribution of electricity. The electric energy business has, however, become increasingly competitive in recent years as a result of industry restructuring and general economic trends. Boston Edison and, following its formation in May 1998, BEC Energy, and COM/Energy have both been anticipating and responding to such changes. In 1998, pursuant to the
Massachusetts Electric Restructuring Act, each company extended to its electricity customers the option of choosing their own suppliers, and each company sold substantially all of its fossil electric generating plants. In addition, Boston Edison, a subsidiary of BEC Energy, has entered into an agreement to sell its Pilgrim Nuclear Power Station. As a result of these divestitures, the core electric utility business of each company will consist substantially of the distribution and the transmission of electricity. Competition has also been extended into some portions of the gas distribution industry in Massachusetts, and further efforts to extend competition in the natural gas industry are being spearheaded by the Massachusetts Gas Unbundling Collaborative, of which COM/Energy has been a key participant. Since 1996, all of Commonwealth Gas' commercial and industrial customers have had the opportunity to acquire gas from other suppliers and to have gas transported through Commonwealth Gas' distribution system.

     Under the Amended and Restated Agreement and Plan of Merger, dated as of December 5, 1998 and amended and restated as of May 4, 1999, among NSTAR, BEC Energy, COM/Energy, BEC Energy Merger Sub and COM/Energy Merger Sub (the "Merger Agreement"), at the Effective Time (as defined below), BEC Energy will merge with the BEC Energy Merger Sub (the "BEC Merger"), with BEC Energy as the surviving entity, and COM/Energy will merge with the COM/Energy Merger Sub (the "COM/Energy Merger," and together with the BEC Merger, the "Mergers"), with COM/Energy as the surviving entity. As a result of the Mergers, NSTAR will become the direct and, through NSTAR Delaware, indirect owner of all of the outstanding common shares of BEC Energy and COM/Energy; NSTAR Delaware will shortly thereafter be liquidated and its interests in each of BEC Energy and COM/Energy will thereby be transferred to NSTAR. In this document, we refer to the time when the Mergers will be completed as the "Effective Time."

          2. Reasons for the Mergers

     As previously described, as a result of industry restructuring and the generation plant divestitures by BEC Energy and COM/Energy, the respective managements and Boards of Trustees of BEC Energy and COM/Energy decided to focus on their distribution business and to expand geographically, particularly in the New England area, through combinations with other electric and gas delivery utilities. The Boards of Trustees and managements of BEC Energy and COM/Energy each believe that the combination of BEC Energy's electric distribution business with COM/Energy's electric and gas distribution business will provide a basis for NSTAR to become the premier electric and gas distribution business in the New England region and will provide strategic financial opportunities for both companies and their shareholders, as well as benefits to their customers and employees, including:

     o Customer Service -- BEC Energy and COM/Energy expect that the combined enterprise will be in a better position to offer improved service levels to customers. BEC Energy and COM/Energy believe that the combined enterprise's broader customer base, enhanced financial resources and collective experience in serving the energy needs of communities in eastern and southern Massachusetts will allow it to invest more efficiently in technology and infrastructure.

     o Potential Cost Savings and Cost Avoidances Resulting from the Mergers -- BEC Energy and COM/Energy believe that the Mergers will result in net cost savings and cost avoidances estimated at $500 million in the aggregate over a ten-year period. These savings, offset in part by annual amortization of approximately $20 million of the estimated acquisition premium, will benefit customers because BEC Energy's and COM/Energy's rates are based on their costs of service.

     o Competitive and Strategic Position -- NSTAR will have a broader and more diversified customer base, including approximately 1,040,000 electric customers in 81 communities and 240,000 gas customers in 51 communities. As a result, it will have the size and scope to be an effective competitor in the emerging and increasingly competitive markets for transporting and distributing energy and marketing energy services.

     o Expanded Management Resources -- NSTAR will be able to draw on a larger and more diverse pool of management for leadership in an increasingly competitive environment.

     As noted above, one of the more important potential benefits of the Mergers is the cost savings expected to result from combining operations. Unlike some of the other benefits mentioned above, estimates of potential costs savings may be quantified and managements of BEC Energy and COM/Energy developed analyses of potential cost savings as described below.

     Estimated potential savings and avoidances expected to be achieved by the two companies after the Mergers have been limited to quantifiable amounts, as determined by the managements of BEC Energy and COM/Energy. Recognition has been given to those costs to be incurred in achieving these potential savings and avoidances and to the time required to implement plans designed to integrate operations. These estimated savings and avoidances are attributable to the Mergers and do not include other types of savings and avoidances that might be achieved without a transaction between the companies. Operating synergies from the Mergers are estimated to generate net cost savings and cost avoidances of $500 million over a ten-year period, excluding the annual amortization of approximately $20 million of the estimated acquisition premium. The major components of the anticipated cost savings and cost avoidances identified by the managements of BEC Energy and COM/Energy are set forth below.

     o Integration of Corporate Functions -- The combined company will have the ability to eliminate redundant functions in a variety of areas, including accounting and finance, human resources, information services, external relations, legal, executive management, retail marketing, and administrative support. The staffing levels for these functions are relatively fixed and do not vary directly with changes in the number of employees or customers. The estimated cost savings of this component over the ten-year period totals approximately $322 million.

     o Integration of Corporate Programs -- The combined company will have the ability to integrate various corporate and administrative functions, thereby reducing non-labor costs in the areas of advertising and public relations, benefits plan administration, insurance, professional services, facilities, vehicles, association dues, and credit facilities. In addition, future expenditures in the area of information systems that would be made by each company on a stand-alone basis will be reduced for the combined company. Additional expenditures will be reduced through the more efficient management of investment in other technology areas, including personal computers, other hardware and related software, and data center requirements. The estimated cost savings of this component over the ten-year period totals approximately $211 million.

     o Integration of Customer Support Functions -- The combined company will have the ability to integrate customer support functions in the areas of customer service, marketing and sales, and other support services, such as purchasing and materials management. The estimated cost savings of this component over the ten-year period totals approximately $81 million.

     o Streamlining of Inventories and Purchasing Economies -- The combined company will have the ability to centralize some purchasing and inventory functions. Inventory may be shared across locations. BEC Energy and COM/Energy expect purchasing power of the combined company to lead to materials and services volume discounts. The estimated cost savings of this component over the ten-year period totals approximately $53 million.

     BEC Energy and COM/Energy will jointly develop an integration management plan that will examine the manner in which to best organize and manage the businesses of BEC Energy and COM/Energy following the completion of the Mergers and to identify duplicative positions in corporate and administrative functions. BEC Energy and COM/Energy are committed to achieving cost savings and avoidances resulting from personnel reductions through attrition, strictly controlled hiring, reassignment, retraining, and voluntary separation programs.

     The estimated costs savings and cost avoidances described above total approximately $667 million for the ten-year estimation period, and are expected to continue beyond the ten-year period following the merger. Estimated costs to achieve the Mergers total approximately $111 million over the ten-year period. There are several categories of costs included in the approximate total cost of $111 million that BEC Energy and COM/Energy will incur to achieve the identified savings that BEC Energy and COM/Energy expect from the Mergers. They include separation costs, employee retention costs, system integration costs, relocation costs, regulatory process costs, transaction costs, and transition costs. Of the approximately $111 million of estimated costs to achieve the Mergers, approximately $69 million will be incurred in 1999 and 2000.

     In addition, the combined company will incur the acquisition premium, which is currently estimated to be approximately $516 million, over forty years. The acquisition premium is the amount paid to COM/Energy shareholders in the Mergers above the net book value of COM/Energy's assets and liabilities.

     Cost savings initiatives that BEC Energy or COM/Energy already planned prior to the Mergers were subtracted from the gross savings estimated to result from the Mergers because there is likely to be some overlap between these initiatives and identified cost savings resulting from the Mergers. These ongoing or future initiatives will contribute to lower total costs to customers and BEC Energy and COM/Energy estimated them to total $24 million over the ten-year period.

     The analyses employed by the managements of BEC Energy and COM/Energy in order to develop estimates of potential savings as a result of the Mergers were necessarily based upon various assumptions that involve judgments with respect to, among other things, future national and regional economic and competitive conditions, inflation rates, regulatory treatment, weather conditions, financial markets and other uncertainties, all of which are difficult to predict and are beyond the control of BEC Energy and COM/Energy. Accordingly, while BEC Energy and COM/Energy believe that such assumptions are reasonable for purposes of developing estimates of potential cost savings and cost avoidances, there can be no assurance that such assumptions will approximate actual experience or that such cost savings and cost avoidances will be realized.

          3. Structure and Terms of the Mergers

     Pursuant to the Merger Agreement, the combination of the operations of BEC Energy and COM/Energy will be effected through two mergers, which will occur simultaneously at the Effective Time. BEC Energy will merge with BEC Energy Merger Sub, and COM/Energy will merge with COM/Energy Merger Sub.

     (a) The BEC Energy Merger. At the Effective Time, BEC Energy will merge with BEC Energy Merger Sub, with BEC Energy continuing as the surviving Massachusetts business trust. Each common share of BEC Energy (other than shares held by BEC Energy, COM/Energy, NSTAR or their subsidiaries, which shall be canceled) that was issued and outstanding immediately prior to such merger shall be converted into the right to receive either $44.10 in cash or one common share of NSTAR, and each 1% membership interest in BEC Energy Merger Sub outstanding immediately prior to such merger shall be converted into one hundred common shares of BEC Energy. Each common share of NSTAR held by BEC Energy shall be canceled. NSTAR Delaware will, shortly thereafter, be liquidated and all interests it holds in BEC Energy will thereby be transferred to NSTAR.

     (b) The COM/Energy Merger. At the Effective Time, COM/Energy will merge with COM/Energy Merger Sub, with COM/Energy as the surviving Massachusetts business trust. Each common share of COM/Energy (other than shares held by BEC Energy, COM/Energy, NSTAR or their subsidiaries, which shall be canceled) that was issued and outstanding immediately prior to such merger shall be converted into the right to receive either $44.10 in cash or 1.05 common shares of NSTAR, and each 1% membership interest in COM/Energy Merger Sub outstanding immediately prior to such merger shall be converted into one hundred common shares of COM/Energy. Each common share of NSTAR held by COM/Energy shall be canceled. NSTAR Delaware will, shortly thereafter, be liquidated and all interests it holds in COM/Energy will thereby be transferred to NSTAR.

     As a result of the Mergers, each BEC Energy common share and each COM/Energy common share (other than shares held by BEC Energy, COM/Energy, NSTAR or their subsidiaries and affiliates, which will be canceled) will effectively be converted into the right to receive cash or common shares of NSTAR. Subject to certain restrictions on the amounts of cash and share consideration to be issued, described below, BEC Energy and COM/Energy shareholders will be able to elect the type of consideration they will receive from NSTAR in the Mergers.

     The total cash consideration to be paid in connection with the Mergers will be $300 million, with $200 million to be paid to shareholders of BEC Energy pursuant to the BEC Energy Merger, and $100 million to be paid to shareholders of COM/Energy pursuant to the COM/Energy Merger. Because the amount of cash consideration is fixed, it is possible that some shareholders electing to receive cash in the BEC Energy Merger or the COM/Energy Merger, as the case may be, may receive shares of NSTAR in lieu of some or all of the cash that they elected to receive and, conversely, shareholders electing to receive shares of NSTAR may receive cash in lieu of some or all of the shares of NSTAR that they elected to receive. In the event that shareholders of COM/Energy or of BEC Energy make cash elections exceeding the cash consideration initially allocated to such shareholders (i.e., $200 million, in the case of shareholders of BEC Energy, and $100 million in the case of shareholders of COM/Energy), and the shareholders of the other company make cash elections for less than all of the cash consideration initially allocated to such shareholders, some or all of the cash initially allocated to the shareholder group that under-elected cash consideration may be allocated to the over-electing shareholder group.

     At the Effective Time, each outstanding option or other right to purchase or receive BEC Energy common shares shall be assumed by NSTAR in such manner as to convert it into an option or other right to purchase or receive NSTAR common stock. The options or other rights so converted shall be exercisable upon the same terms and conditions which applied up until the Effective Time, and the number of shares issuable under such options or other rights will remain unchanged.

     The closing of the Mergers (the "Closing") will take place on the second Business day immediately following the date on which the last of the conditions set forth in the Merger Agreement is fulfilled or waived, at 10:00 a.m. at the offices of Ropes & Gray, One International

Place, Boston, Massachusetts, or on such other date as BEC Energy and COM/Energy mutually agree (the "Closing Date").

     On the Closing Date, certificates of merger complying with the requirements of the Massachusetts Limited Liability Company Act will be executed and filed with the Secretary of the Commonwealth of Massachusetts. Each of the Mergers shall become effective at the time and date agreed upon by BEC Energy and COM/Energy and set forth in the corresponding certificates of merger; provided that the Mergers shall become effective simultaneously.

Item 2. FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses of NSTAR expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:

         Auditors' Fees......................................*
         Legal Fees......................................... *
         Investment Bankers' Fees and Expenses...............*
         Miscellaneous.......................................*
         Total...............................................*
         *To be filed by amendment.

Item 3. APPLICABLE STATUTORY PROVISIONS

     The following sections of the Act are directly or indirectly applicable to the proposed transactions: Sections 9(a)(2) and 10. To the extent other sections of the Act or the Commission's rules thereunder are deemed applicable, such sections and rules should be considered to be set forth in this Item 3.

     Section 9(a)(2) makes it unlawful, without approval of the Commission under
Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Because NSTAR will, by virtue of the Mergers, become an affiliate of Boston Edison, Harbor Electric, Cambridge Electric, Canal Electric, Commonwealth Electric, MATEP and Commonwealth Gas, Section 9(a)(2) requires approval by the Commission of the proposed transactions under Section 10. NSTAR believes that the transactions meet the requirements of Sections 9(a)(2) and 10.

     A. Section 10(b)

     Section 10(b) provides that if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless:

          (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

          (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

          (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding company system.

          1. Section 10(b)(1)

     The proposed transaction will not tend towards interlocking relationships or concentrations of control that would be detrimental to the public interest or the interest of investors or consumers for several reasons.

               (a) Interlocking Relationships

     By its nature, any merger results in new links between theretofore unrelated companies. Northeast Utilities, HCAR No. 25221 (Dec. 21, 1990), as
modified, HCAR No. 25273 (March 15, 1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992)("interlocking relationships are necessary to integrate [the two merging entities]"). These links, however, are not the types of interlocking relationships targeted by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating efficiencies.10/ The Merger Agreement provides for the board of trustees of NSTAR to be composed of all of the members of the boards of trustees of both BEC Energy and COM/Energy. These management interlocks are necessary and desirable to integrate the existing utility operations of BEC Energy and COM/Energy into a single integrated public-utility system, and will be in the public interest and the interests of investors and consumers. Forging such relations is beneficial to the protected interests under the Act and thus is not prohibited by Section 10(b)(1).

               (b) Concentration of Control

     Section 10(b)(1) is intended to prevent utility acquisitions that would result in "huge, complex and irrational systems", American Electric Power Co., 46 S.E.C. 1299, 1307 (1978), and to avoid "an excess of concentration and bigness" while preserving "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. Id. at 1309. In applying Section 10(b)(1) to utility

--------

10/ See Section 1(b)(4) of the Act (finding that the public interest and interests of consumers are adversely affected "when the growth and extension of holding companies bears no relation to economy of management and operation or the integration and coordination of related operating properties . . .").

acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Corp., 43 S.E.C. 693, 700 (1968).

     In Northeast Utilities, HCAR No. 25221 (Dec. 21, 1990), the Commission stated that "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." NSTAR's utility operations will be subject to regulation with respect to rates and other corporate matters by the MDTE, to protect the interest of consumers and the public interest. The public utility subsidiary companies of BEC Energy and COM/Energy are currently, and following the proposed transaction will remain, subject to the jurisdiction of the MDTE and the FERC.

     The Commission has watchfully deferred to the work of other regulators with respect to competition. BEC Energy and COM/Energy have each filed a Pre-merger Notification and Report Form with the Antitrust Division of the Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") pursuant to the Hart-Scott-Rodino Act (the "HSR Act"). The applicable waiting period under the HSR Act was terminated on May 7, 1999. It is a condition to the consummation of the Mergers that the applicable waiting periods under the HSR Act shall have expired or been terminated.

     In addition, the competitive impact of the Mergers will be fully considered by the FERC pursuant to Section 203 of the Federal Power Act in its review of the Mergers. As explained more fully in the FERC application, a copy of which is attached hereto as Exhibit D-3, the Mergers will not produce any material increase in market concentration, and will not have any adverse effect on competition. As previously noted, the principal electric utility subsidiaries of BEC Energy and COM/Energy have divested themselves of substantially all of their generating assets, and the Mergers therefore will not result in any significant increase in market concentration for generation. These electric utilities, moreover, are members of NEPOOL, and have committed their PTF to the operational control of ISO-New England. As previously noted, ISO-New England's principal responsibilities include administration of the NEPOOL Tariff, the operational control of the New England bulk power system, protection of NEPOOL system reliability, and oversight of the New England Power Exchange. ISO-New England also has planning and congestion-management responsibilities and maintains a market monitoring function to protect against anti-competitive practices by the owners of the region's generating assets. ISO-New England is complemented by the restructured NEPOOL whose objective is also to foster competition within the New England region, promote attainment of the maximum possible economy of service, and protect system reliability. These arrangements create a competitive power supply market that brings together power suppliers and electricity consumers in the New England region. The effect of those arrangements is to create a power supply market that encompasses the entire New England region, and which eliminates transmission market power through operation of the ISO.

     The Commission has recognized that there is no limit on size per se. On a pro forma basis, giving effect to the proposed transaction, as of December 31, 1998, BEC Energy and COM/Energy would have combined assets of $5.14 billion and total operating revenue for the year ended December 31, 1998 of $2.42 billion and approximately 1.04 million electric utility customers and approximately 240,000 gas utility customers. In this case, as reflected in the table below, the proposed transaction will create a system that is comparable to or smaller than other utility systems in the region.


           Comparison of Certain New England and New York Utilities11/


                                            Total             Total             Total Electric   Total Gas
                                            Assets            Revenues          Customers        Customers
         Company                            (Billions)        (Billions)        (Millions)       (Thousands)


         NSTAR (pro forma)                  $  5.14           $2.42              1.04                240
         Northeast Utilities System         $  2.229          $3.8               1.7                 N/A
         New England Electric
            System                          $  5.07           $2.42              1.4                 N/A
         Consolidated Edison                $ 14.7            $7.12              6.02              2,072
         Central Maine Power                $  2.299          $0.954             0.528               N/A
         Niagara Mohawk Power               $ 13.86           $3.826             1.5                 500
         Eastern Enterprises                $  1.518          $0.935             N/A                 579



     The Commission has approved acquisitions involving much larger operating utilities (see Entergy Corp., HCAR No. 25952 (Dec. 17, 1993) approving the acquisition of Gulf States Utilities, with combined assets at time of acquisition in excess of $21 billion; The Southern Company, HCAR No. 24579 (Feb. 12, 1988) approving the acquisition of Savannah Electric and Power Company to create a system with assets of $20 billion and 3.25 million customers) and has not found the size of other existing holding companies of similar size to be problematic.12/

     For  these  reasons,   the  proposed  transaction  will  not  "tend  toward
interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1).

          2. Section 10(b)(2) -- Fairness of Consideration

     Section 10(b)(2) requires the Commission to determine whether the consideration to be given to the holders of BEC Energy and COM/Energy common shares in connection with the Merger is reasonable and whether it bears a fair relation to the investment in and the earning

--------

11/ The material in this table with respect to entities other than NStar has been compiled from the most recent Annual Report to Shareholders and/or Form 10-K for each entity. While BEC Energy and COM/Energy believe the figures in the table to be accurate and comparable to one another, an individual figure may differ somewhat from figures filed elsewhere in other contexts that may have been calculated in a different manner.


12/ The Southern Company System, for example, has assets of approximately $27 billion and revenues of approximately $8.3 billion, while American Electric Power has assets of approximately $15.7 billion, revenues of approximately $5.5 billion and approximately 2.9 million utility customers. Entergy, which as a result of its acquisition of Gulf States Utilities Company provides service in the State of Texas, currently has approximately 2.4 million utility customers.

capacity of the utility assets underlying the securities being acquired. In its determinations as to whether or not a price meets such standard, the Commission has considered whether the price was decided as the result of arm's-length negotiations,13/ whether each party's Board of Directors has approved the purchase price,14/ the opinions of investment bankers15/ and the earnings, dividends, book and market value of the shares of the company to be acquired.16/

     The fairness of the consideration involved in the Merger is evidenced by the fact that the exchange ratios are the product of extensive and vigorous arm's-length negotiations between the parties, and the Merger Agreement was approved by the Boards of Trustees of BEC Energy and COM/Energy acting in accordance with their fiduciary duties to shareholders. These negotiations were preceded by thoughtful analysis and evaluation of the assets, liabilities and business prospects of each of the companies and involved careful due diligence by both parties. See NSTAR Registration Statement on Form S-4 (incorporated by reference as Exhibit C-1 hereto).

     In addition, nationally-recognized investment bankers for each of the parties have reviewed extensive information concerning the companies, analyzed the exchange ratios employing a variety of valuation methodologies, and opined that the exchange ratios are fair, from a financial point of view, to the shareholders of the respective companies. The BEC Energy investment bankers' opinion is incorporated by reference to/attached hereto as Exhibit G-1. The COM/Energy investment bankers' opinion is incorporated by reference to/attached hereto as Exhibit G-2.

     Finally, a comparative analysis of the values of BEC Energy common shares and COM/Energy common shares demonstrates the fairness of the conversions ratios.



                           BEC Energy17/                                     COM/Energy
                                               Dividends                                       Dividends
                      High            Low      Declared              High         Low          Declared
1997

         1st Quarter  $27-3/8       $26          $0.470              $24-5/8      $20-7/8      $0.395
         2nd Quarter  $26-5/8       $24-5/8      $0.470              $24-3/16     $18-7/8      $0.395
         3rd Quarter  $30-7/8       $26-1/2      $0.470              $27          $23-7/16     $0.395
         4th Quarter  $38-3/8       $30-1/4      $0.470              $34-11/16    $25-5/16     $0.395

1998

         1st Quarter  $41-15/16     $35-1/16     $0.470              $40          $34-1/2      $0.405
         2nd Quarter  $42-5/8       $38-7/8      $0.470              $41          $34-1/8      $0.405
         3rd Quarter  $44-5/16      $37-3/4      $0.470              $38-1/8      $28-13/16    $0.405
         4th Quarter  44-15/16      $39-5/8      $0.485              $40-1/2      $31-9/16     $0.405




--------

13/  In the Matter of American  Natural Gas Company,  HCAR No.  15620 (Dec.  12,
     1966).

14/  Consolidated Natural Gas Company, HCAR No. 25040 (Feb. 14, 1990).

15/  Id.

16/  In the Matter of Northeast Utilities, HCAR No. 15448 (Apr. 13, 1966).

17/ BEC Energy was formed as a holding company in May, 1998, when the existing shareholders of Boston Edison exchanged their shares for shares of BEC Energy. Share prices and dividend rates for dates prior to BEC Energy's formation are of Boston Edison Company, its wholly-owned subsidiary.

On December 4, 1998, the last business day preceding the day that the Merger Agreement was entered into, BEC Energy common shares traded at a high of $42-1/4 and a low of $41-13/16, with a closing price of $42; COM/Energy common shares traded at a high of $38-3/8 and a low of $37-11/16, with a closing price of $37-13/16.

     In light of the aforesaid opinions, and an analysis of all other relevant factors, NSTAR believes that the exchange ratios fall within the range of reasonableness, and that the consideration for the Merger bears a fair relation to the sums invested in, and the earning capacity of, BEC Energy and COM/Energy, respectively.

          3. Section 10(b)(2) -- Reasonableness of Fees

     NSTAR believes that the overall fees, commissions and expenses incurred and to be incurred in connection with the Mergers are reasonable and fair in light of the size and complexity of the Mergers relative to other transactions and the anticipated benefits of the Merger to the public, investors and consumers; that they are consistent with recent precedent, and that they meet the standards of
Section 10(b)(2).

     As set forth in Item 2 of this Application, BEC Energy and COM/Energy together expect to incur a combined total of approximately $-*- million in fees, commissions and expenses in connection with the Mergers. By contrast, American Electric Power Company and Central and South West Corporation have represented that they expect to incur total transaction fees and regulatory processing fees of approximately $53 million, including financial advisory fees of approximately $31 million, in connection with their proposed Merger.

     The Applicants believe that the estimated fees and expenses in this matter bear a fair relation to the value of their combined company and the strategic benefits to be achieved by the Mergers, and further that the fees and expenses are fair and reasonable in light of the complexity of the Mergers. See Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992), modified on other grounds, Holding Co. Act Release No. 25550 (June 4, 1992) (noting that fees and expenses must bear a fair relation to the value of the company to be acquired and the benefits to be achieved in connection with the acquisition). Based on the price of BEC Energy and COM/Energy common shares on December 4, 1998, the Mergers would be valued at approximately $2.8 billion. The total estimated fees and expenses of $-*- million represent approximately -*-% of the value of the consideration to be paid to the shareholders of BEC Energy and COM/Energy, and are consistent with percentages previously approved by the Commission. See, e.g., Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992) (approximately 2% of the value of the assets to be acquired).

     [* To be filed by amendment.]

          4. Section 10(b)(3)

     Section 10(b)(3) requires the Commission to determine whether the proposed transactions will unduly complicate NSTAR's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of NSTAR's system.

     Set forth below are summaries of the pro forma capital structure of NSTAR and the historical capital structure of BEC Energy and COM/Energy as of December 31, 1998:

             BEC Energy and COM/Energy Historical Capital Structures
                                  (In Millions)
                                             BEC
                                           Energy                  COM/Energy
Common Equity                            $1,051.9                    $449.6
Cumulative Preferred Shares:
     Non Mandatory Redeemable Series         43.0                         -
     Mandatory Redeemable Series             49.0                      12.2
Long Term Debt (net)                        956.2                     441.9
         Total                           $2,100.1                    $903.7



                           Pro Forma Capital Structure
                                  (In Millions)

                                          NSTAR
Common Equity                            $1,715.5
Cumulative Preferred Shares:
     Non-Mandatory Redeemable Series         43.0
     Mandatory Redeemable Series             49.0
Long Term Debt (net)                      1,398.1
         Total                           $3,205.6

NSTAR will have a pro forma common equity to total capitalization ratio of approximately 54%, which comfortably exceeds the "traditionally acceptable 30% level." Northeast Utilities, 47 SEC Docket at 1279, 1284 (1990).

     As previously set forth more fully herein, the proposed transaction will generate net cost savings and cost avoidances of $500 million over a ten-year period, will provide a basis for the combined company to become one of the premier gas and electric distribution businesses in the New England region, and will provide strategic financial opportunities for both companies and their shareholders, as well as benefits to their customers and employees. The transaction will therefore be in the public interest and the interests of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

     B. Section 10(c)

     Section 10(c) of the Act provides that,  notwithstanding  the provisions of
Section 10(b), the Commission shall not approve:

          (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

          (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system . . . .

          1. Section 10(c)(1)

     Section 10(c)(1) requires that the proposed acquisition not be "unlawful under the provisions of Section 8" or "detrimental to the carrying out of the provisions of Section 11." Section 8, by its terms, only applies to registered holding companies and thus the proposed transaction cannot be unlawful under
Section 8 of the Act. As  discussed  in more  detail  below in  connection  with
Section 10(f), however, even if Section 8 applied to exempt holding companies, the transaction would not be unlawful as there is no state law, regulation or policy against combination companies. Section 11 of the Act relates to the simplification of holding company systems, and by its terms also only applies to registered holding companies. As discussed in more detail below in connection with Section 10(c)(2), however, this transaction will tend toward the development of an integrated public utility system.

          2. Section 10(c)(2)

     Section 10 analysis requires that the acquisition tend "towards the economical and efficient development of an integrated public-utility system." The Commission has stated in several cases, including in the Gaz Metropolitan case, a seminal decision in this area, that under Section 10(c)(2) an exempt holding company may consist of more than one integrated system.18/ In essence,
Section 10(c)(2) requires that (i) each utility system within the exempt holding

--------

18/ The United Gas Improvement Company, 9 SEC 52 (1941), Union Electric Company, 45 SEC 489 (1974) and In the Matter of Gaz Metropolitan et al., HCAR No. 26170 (November 23, 1994). In Gaz Metropolitan, the Commission has explicitly stated "[W]e have indicated in the past that acquisitions may be approved even if the combined system will not be a single integrated system. Section 10(c)(2) requires only that the acquisition tend 'towards the economical and the efficient development of an integrated public-utility system' (emphasis added)."

company system be an integrated system and (ii) the acquisition tend toward the economical and efficient development of an integrated system.

     The term "integrated public-utility system" is defined in Section 2(a)(29) to mean:

          As applied to electric utility companies, a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility companies are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantage of localized management, efficient operation, and the effectiveness of regulation;

          and

          As applied to gas utility companies, a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

     As the Commission and its staff have previously noted, in connection with an acquisition by an exempt holding company, Section 10(c)(1) mandates that such acquisition not be detrimental to the carrying out of the provisions of Section 11, but does not require that the acquisition meet the strict integration standards of Section 11(b)(1) as would be required of a registered holding company. The Commission has previously determined that an exempt holding company may acquire utility assets that will not, when combined with the acquiring company's existing utility assets, make up an integrated system or fully comply with the strict integration standards of Section 11(b)(1), as long as there is de facto integration of contiguous utility properties and the holding company will remain exempt from registration under Section 3 of the Act following the acquisition. TUC Holding Company, HCAR No. 26749 (Aug. 1, 1997). The Commission has previously approved the acquisition of gas or electric utility companies by existing combination exempt holding companies.19/

--------

19/ See e.g., NIPSCO Industries, Inc., HCAR No. 26975 (Feb. 10, 1999) (authorizing acquisition of gas utility by holding company with existing combination and gas utility subsidiaries); IE Industries, Inc., HCAR No. 25325 (June 3, 1991) (authorizing acquisition of large electric utility by a holding company with a combination utility subsidiary); Southern Indiana Gas and Electric Company, HCAR No. 26075 (June 30, 1994) (authorizing acquisition of gas utility by combination utility company with a gas utility subsidiary).

     Turning to the facts of the instant matter, the gas and electric operations of BEC Energy and COM/Energy will separately form integrated utility systems and the combined gas and electric system will not be detrimental to the carrying out of Section 11. NSTAR's electric system will meet the standards of Section 2(a)(29)(A) as the electric operations of BEC Energy and COM/Energy will be integrated.

     There are a number of physical interconnections between the electric utility subsidiaries of BEC Energy and COM/Energy. There are two physical interconnections between the transmission systems of Boston Edison and Cambridge Electric, occurring at Boston Edison's North Cambridge Substation 509 and its Somerville Substation 402. Substation 509 connects Cambridge Electric's 115 kV facilities with Boston Edison's 115 kV facilities. Substation 402 connects Cambridge Electric's 13.8 kV lines with Boston Edison's 13.8kV facilities.

     There are several physical interconnections between the transmission systems of Commonwealth Electric and Boston Edison. In the Cape Cod and Plymouth/Carver area, Commonwealth Electric has 345 kV interconnections with Boston Edison through lines 342 and 355 in Plymouth, Massachusetts, and lines 331 and 322 in Carver, Massachusetts. Commonwealth Electric also has a 115 kV interconnection with Boston Edison in Whitman, Massachusetts. Commonwealth Electric and Boston Edison jointly own a transmission line, referred to as the "Card Street" line, which runs from West Medway, Massachusetts to the Massachusetts-Rhode Island border in Uxbridge, Massachusetts.

     MATEP purchases electric power from Boston Edison from time to time both as a backup power supply and at times when the cost of purchasing electricity from Boston Edison is less expensive than the cost of producing it in order to fulfill MATEP's power supply obligations to its customers. MATEP's 13.8 kV distribution system is physically interconnected with Boston Edison's 13.8 kV distribution system at a number of locations. In addition to an interconnection at MATEP's facility, there are interconnections between the two systems at each of MATEP's customers' facilities.

     Moreover, with the exception of Harbor Electric and MATEP, the electric utility subsidiaries of both BEC Energy and of COM/Energy are all members of NEPOOL. The Commission has previously determined that electric utilities with no actual physical interconnection may be "operated as a single interconnected and coordinated system through . . . participation in NEPOOL" and thereby qualify as an integrated electric utility system. UNITIL Corporation, HCAR No. 25524 (April 24, 1992).

     NSTAR's gas system will meet the standards of Section 2(a)(29)(B). COM/Energy is an existing exempt combination holding company, owning several electric utility subsidiaries and one gas utility, Commonwealth Gas. BEC Energy is an exempt electric utility holding company, and has no gas utility subsidiaries.

     Commonwealth Gas operates entirely within the Commonwealth of Massachusetts. It purchases gas commodity for its customers from a variety of producers and suppliers to maintain reliable service at least cost. Commonwealth Gas utilizes transmission pipeline capacity contracts, primarily with Algonquin Gas and Tennessee Gas pipelines, to move the commodity from the various sources to Commonwealth Gas' natural gas receiving stations located throughout Commonwealth Gas' service territory. Natural gas received by Commonwealth Gas is delivered into a fully integrated gas distribution delivery system operated and maintained by Commonwealth Gas. A centralized system control center coordinates daily dispatch of gas supplies into and around the distribution system. Commonwealth Gas additionally provides transportation on its distribution system to customers who elect by choice to be served by commodity suppliers other than Commonwealth Gas.

     Commonwealth Gas currently is an integrated gas utility company, and, following the Mergers, will continue as such. There will be no increase in the size of Commonwealth Gas' gas utility operations as a result of the Mergers; it will simply be affiliated with a larger electric utility system than it is at present.

     There will be "de facto" integration of the gas and electric utility systems of NSTAR following the Mergers under the standards enunciated by the Commission recently in TUC Holding Co.:

          Section 11(b)(1) makes provision for the acquisition and retention of more than one integrated system only if the requirements of section 11(b)(1)(A)-(C) ("ABC clauses") are satisfied. By its terms, however, section 11(b)(1) applies only to registered holding companies. The Commission has previously determined that a holding company may acquire utility assets that will not when combined with the acquiring company's existing utility assets make up an integrated system or comply fully with the ABC clauses, provided that there is de facto integration of contiguous utility properties and the holding company will be exempt from registration under section 3 of the Act following the acquisition. The proposed acquisition meets these conditions for approval.

TUC Holding Co., HCAR No. 26749 at 305-06 (footnotes omitted).

     In TUC Holding Co., applying this standard to the combination of a purely electric utility system with a purely gas utility system, the Commission found de facto integration of the combined utility systems:

          The respective service territories of the TUC and ENSERCH systems generally overlap. The two systems will be coordinated administratively. The combination offers TUC and ENSERCH a means to compete more effectively in the emerging energy services business, and it does not appear that the merger will give rise to any of the abuses, such as ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation, that section 11(b)(1) and the Act generally were intended to address. The merger of the two companies should have no effect upon the ability of state and local ratemaking authorities to carry out their statutory duties. Accordingly, the Commission does not find that the proposed acquisition would be detrimental to the carrying out of section 11, so that section 10(c)(1) of the Act is satisfied.

Id. at 306 (footnotes omitted).

     The combination of BEC Energy's electric utility system with COM/Energy's combination gas and electric utility systems clearly meets the standards for de facto integration enunciated by the Commission in TUC Holding Co. The service territories of the gas and the electric systems overlap. The electric and the gas systems will continue to be coordinated administratively, and the consolidation of those functions within a larger combined system is expected to provide substantial efficiencies and economies. The Mergers will not give rise to any of the abuses, such as ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation.

     NSTAR's system following the Mergers will, in fact, be quite similar to the combination exempt holding companies whose formation or expansion the Commission has approved in the past under Section 10.20/ Moreover, NSTAR will remain an exempt holding company and, once again, "exempt holding companies have generally been permitted to retain or acquire combination systems so long as combined ownership of gas and electric operations is permitted by state law."21/

     The economies and efficiencies expected to accrue to NSTAR as a result of the proposed transaction are sufficient to satisfy the standards of Section 10(c)(2).22/

     The Commission has held that in order to demonstrate the required economies and efficiencies it is permissible to:

--------

20/  See supra note 18.

21/ Division Report at 74. See also In the Matter of Northern States Power Company, HCAR No. 12655 (Sept. 16, 1954); Delmarva Power & Light Co., 46 SEC. 710 (1976); WPL Holdings, HCAR No. 24590 (Feb. 26, 1988).

22/ Centerior Energy Corp., HCAR No. 24073 (April 29, 1986) ("specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable.").

     WPL Holdings, Inc., HCAR No. 25377 (Sept. 18, 1991) ("Thus, in reviewing an application under this Section [10(c)(2)], the Commission may recognize not only benefits resulting from combination utility assets, but also financial and organizational economies and efficiencies.").

     . . . depend less on specific dollar forecasts of future savings and more on the potential for economies presented by the acquisition even where these are not precisely quantifiable.23/

NSTAR expects that there will be economies and efficiencies resulting from the Mergers. See "Reasons for the Mergers", supra.

     It should be noted also that the Mergers are consistent with Section 10(f) of the Act, which states that the Commission may not approve an acquisition unless it appears to the Commission that such state laws as may apply in respect of such acquisition have been complied with. Section 10(f), unlike Section 8, applies directly to exempt holding companies and involves the issue of complying with all aspects of state regulation that apply to the transaction, not just whether or not state regulators have adequate regulatory authority over a combination system, and is satisfied in this case.24/ Indeed, it is a condition to consummation of the Mergers that all applicable state laws and regulations be complied with.

     C. Section 3(a)(1)

     Both BEC Energy and COM/Energy are currently exempt from all provisions of the Act except Section 9(a)(2) under Section 3(a)(1), BEC Energy by order of the Commission and COM/Energy pursuant to Rule 2. NSTAR seeks an order of exemption pursuant to Section 3(a)(1) upon completion of the proposed transactions.
Section 3(a)(1) of the Act authorizes the Commission to exempt any holding company:

     if such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their businesses substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

--------

23/ American Electric Power, HCAR No. 20633 (July 21, 1978)(authorizing acquisition by registered holding company of electric utility company) See also, Energy East Corporation, HCAR No. 26976 (Feb. 12, 1999) (authorizing acquisition based on strategic benefits and potential but presently unquantifiable savings); Illinova Corporation, HCAR No. 26054 (May 18,
     1994) (authorizing formation of an exempt holding company based on non-quantified economies and efficiencies such as permitting unregulated affiliates to respond to competitive opportunities and increasing general financial flexibility); and WPL Holdings, Inc., HCAR No. 25096 (May 25,
     1990) (authorizing formation of an exempt holding company based on non-quantified economies and efficiencies such as deployment of earnings not needed for reinvestment in utility business, additional flexibility in maintaining appropriate capital ratios and positioning the system to respond to the developing competitive environment).

24/ It should be noted that the terms of Section 10(f) reinforce the fact that the policy of the Act is to supplement, not supplant, state and local regulation.

     Under Section 3(a)(1) of the Act, in order for a holding company to qualify for an exemption, each of its "material" subsidiaries must be predominantly intrastate in nature and carry out their businesses "substantially" in a single state in which the holding company and each material subsidiary are organized.

     Following the Mergers,  NSTAR will have seven public utility  subsidiaries:
Boston Edison, Harbor Electric, Commonwealth Electric, Cambridge Electric, Canal Electric, Commonwealth Gas and MATEP. The contribution of each utility subsidiary to NSTAR's consolidated utility revenues based on 1998 figures (pro forma after adjustments related to sale of generating assets and the Mergers) is shown below:

                                                         Revenue       Percent
                                                         (millions)    of total
BEC Energy consolidated utility revenues (pre-Mergers)   $1,523
COM/Energy consolidated utility revenues (pre-Mergers)   $  836
NSTAR consolidated utility revenues (post-Mergers)       $2,359
Boston Edison utility revenues                           $1,518          64.3%
Harbor Electric utility revenues                         $    5           0.2%
Commonwealth Electric utility revenues                   $  422          17.9%
Cambridge Electric utility revenues                      $  111           4.7%
Canal Electric utility revenues25/                       $    -             -%
Commonwealth Gas utility revenues                        $  289          12.3%
MATEP utility revenues                                   $   14           0.6%

     Following the Mergers, NSTAR will continue to be entitled to an exemption pursuant to Section 3(a)(1) because each of its material subsidiaries will remain predominantly intrastate in character and carry on its operations substantially within the Commonwealth of Massachusetts. As set forth in greater detail in COM/Energy's 1998 Form U-3A-2 filing, a copy of which is attached hereto as Exhibit H-3, and the order from the Commission exempting BEC Energy from all provisions of the Act other than Section 9(a)(2) pursuant to Section 3(a)(1),26/ all retail gas and electric operations of the seven public utility companies, and all of their generation, transmission and distribution assets, are located in Massachusetts with the exception of certain minority interests in non-Massachusetts power plants and transmission lines27/, which assets consist, in the

--------

25/ Canal Electric's revenues would be eliminated on a consolidated basis because all of its sales are to retail utility affiliates.

26/  BEC Energy, et al., HCAR No. 26874 (May 15, 1998).

27/ Boston Edison owns 9.5% of the common stock of Connecticut Yankee Atomic Power Company, which operated a nuclear power plant in Haddam, Connecticut, that is currently being decommissioned. Canal Electric also owns 4.5% of the common stock of Connecticut Yankee Atomic Power Company. Canal Electric is a joint owner, together with several other New England utility companies, of the Seabrook 1 nuclear power plant which is located in Seabrook, New Hampshire. Canal Electric has a 3.52% interest in this 1,150,000 KW unit, with an entitlement of approximately 40 MW of power. Canal Electric owns a 2.5% equity interest in the Vermont Yankee nuclear power facility, with an entitlement of approximately 11.2 MW of power. Canal Electric also owns a 4% equity interest in the Maine Yankee nuclear power facility, which is being decommissioned.

     Boston Edison owns 4.5% of the voting shares and has a 6.55% non-voting interest in the New England Hydro-Transmission Electric Company, Inc., a Massachusetts corporation which owns the Massachusetts portions of the high voltage direct current (HVDC) interconnection which extends to the Canadian border. Boston Edison also owns 4.5% of the voting shares and has a 6.55% non-voting interest in the New England Hydro-Transmission Corporation, a New Hampshire corporation which owns the New Hampshire portion of the HVDC interconnection. Canal Electric owns a 3.8% interest in the Hydro-Quebec Phase II transmission facilities from Monroe, New Hampshire to West Medway, Massachusetts.

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



aggregate, of less than 1% of the total assets on the books of the combined enterprise. Boston Edison makes some sales of electricity at wholesale, virtually all of which occur either within Massachusetts or at the Massachusetts border, and are thus intrastate in character. None of COM/Energy's utility subsidiaries sells gas or electricity at wholesale outside of Massachusetts. Thus NSTAR, following the Mergers, will meet the requirements of Section 3(a)(1).

Item 4. REGULATORY APPROVALS

     Set forth below is a summary of the regulatory approvals that the parties have obtained or expect to obtain in connection with the proposed transaction.

     A. State Public Utility Regulation

     As a condition to the Mergers, the utility subsidiaries of BEC Energy and COM/Energy must file and must obtain the approval of rate plans from the MDTE. The MDTE has held several public hearings and has commenced a full investigation of the rate plans in order to determine their propriety. In making such determination, the MDTE may consider such factors as the effect of the Mergers on the rates charged by BEC Energy's and COM/Energy's subsidiaries, service quality issues, the financial integrity of the combined company, and the effect of the Mergers on competition, economic development and employment. Assuming that the MDTE approves the rate plans, following the Effective Time the utility operations of NSTAR's utility subsidiaries will remain subject to regulation by the MDTE.

     A copy of the MDTE rate plan application is attached hereto as Exhibit D-1 and a copy of the order approving the rate plans will be filed by amendment as Exhibit D-2.

     B. Other Federal Regulations

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




     Federal Power Act. Section 203 of the Federal Power Act provides that without first receiving authorization from the FERC, no public utility shall sell or otherwise dispose of its jurisdictional facilities; directly or indirectly, merge or consolidate its facilities with those of any other person; or acquire any security of any other public utility. BEC Energy and COM/Energy thus require FERC approval to combine their businesses by merging into acquisition subsidiaries of a new holding company, NSTAR. Under Section 203 of the Federal Power Act, the FERC must approve the Mergers if it finds that the Mergers are consistent with the public interest. The FERC indicated in a recent policy statement that it will evaluate the following criteria in analyzing a merger under Section 203:

     (1) The FERC will examine the effect of the merger on competition in electric power markets, using an approach derived from the Department of Justice/Federal Trade Commission Horizontal Merger Guidelines. It will use this approach to determine s whether the merger will result in an undue increase in market concentration or in the s market power of the applicants.

     (2) The FERC will review the effect of the merger on state and federal regulation of the applicants.

     BEC Energy and COM/Energy have filed a combined application with the FERC requesting that it approve the Mergers under Section 203 of the Federal Power Act.

     Antitrust Considerations. Under the HSR Act and related rules and regulations, BEC Energy and COM/Energy may not complete the Mergers until they have satisfied the HSR Act reporting and waiting requirements. Each Company must first file notification and report forms with the Antitrust Division of the DOJ and the FTC and then wait as its case is reviewed. The HSR Act waiting period is 30 days from the date both parties file their report forms unless the period is terminated before 30 days have passed or extended by an FTC or DOJ Antitrust Division request for additional information. The HSR Act waiting period was terminated on May 7, 1999. If the Mergers are not completed within 12 months after the expiration or earlier termination of the HSR waiting period, BEC Energy and COM/Energy would be required to submit new filings to the DOJ Antitrust Division and the FTC. In that case, a new HSR Act waiting period would have to expire or earlier terminate before the Mergers could close.

     Atomic Energy Act. Both Boston Edison Company's Pilgrim nuclear facility and the Seabrook nuclear facility, a nuclear power plant in which COM/Energy has a 3.52% ownership interest, are subject to the regulatory jurisdiction of the Nuclear Regulatory Commission ("NRC"). The Atomic Energy Act of 1954 provides that ownership interests in nuclear plants may not be transferred or disposed of through a transfer of control unless the NRC finds that the transfer is consistent with the Atomic Energy Act and consents to the transfer. In accordance with the Atomic Energy Act, BEC Energy and COM/Energy will seek approval from the Nuclear Regulatory Commission as necessary.

Item 5. PROCEDURES

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




     NSTAR hereby requests that there be no hearing on this Application and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is respectfully requested to issue and publish the requisite notice under Rule 23 with respect to the filing of this Application not later than May 21, 1999, such notice to specify a date not later than June 16, 1999, by which comments may be entered and a date not later than June 17, 1999, as the date after which an order of the Commission granting and permitting the Application to become effective may be entered by the Commission. A form of Notice is filed herewith as Exhibit I-1.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6. EXHIBITS AND FINANCIAL STATEMENTS

     A.   Exhibits

     A-1  Declaration of Trust of NSTAR (to be filed by amendment).

     A-2  By-laws of NSTAR (to be filed by amendment).

     B-1  Merger Agreement (to be filed by amendment).

     C-1  Registration Statement on Form S-4 (to be filed by amendment).

     C-2 Joint Proxy Statement and Prospectus of BEC Energy and COM/Energy (included in Exhibit C-1, to be filed by amendment).

     D-1  Joint application to the MDTE.

     D-2  Massachusetts Order (to be filed by amendment).

     D-3  Joint application to the FERC.

     D-4  FERC Order (to be filed by amendment).

     D-5  Boston Edison application to the NRC.

     D-6  NRC Order (to be filed by amendment).

     D-7  Canal Electric application to the NRC.

     D-8  NRC Order (to be filed by amendment).

     E-1 Maps of service areas of BEC Energy and COM/Energy (to be filed on Form SE).

     F-1  Opinion of counsel (to be filed by amendment).

     F-2  Past-tense opinion of counsel (to be filed by amendment).

     G-1  Opinion of Goldman, Sachs & Co. (to be filed by amendment)

     G-2  Opinion of SG Barr Devlin (to be filed by amendment)

     H-1  Annual  Report of BEC Energy on Form 10-K for the year ended  December
          31,  1998  ((filed  on  March  31,   1999)  (File  No.   1-14768)  and
          incorporated herein by reference).

     H-2  Annual Report of  COM/Energy on Form 10-K for the year ended  December
          31,  1998  ((filed  on  March  31,   1999)  (File  No.   1-07316)  and
          incorporated herein by reference).

     H-3 COM/Energy Statement Claiming Exemption on Form U-3A-2 for the year ended December 31, 1998 ((filed on March 1, 1999) and incorporated herein by reference).

     I-1  Proposed Form of Notice.

     B.   Financial Statements

     FS-1 NSTAR  Unaudited Pro Forma Combined  Balance Sheets as of December 31,
          1998 (included in Exhibit C-1, to be filed by amendment).

     FS-2 NSTAR Unaudited Pro Forma Combined Statements of Operations for the year ended December 31, 1998 (included in Exhibit C-1, to be filed by amendment).

     FS-3 BEC  Energy  Consolidated  Balance  Sheet  as of  December  31,  1998,
          December 31, 1997 and December 31, 1996 (see Annual Report of BEC Energy on Form 10-K for the year ended December 31, 1998 (Exhibit H-1 hereto)).

     FS-4 BEC Energy Consolidated Statements of Income for its last three fiscal years (see Annual Report of BEC Energy on Form 10-K for the year ended December 31, 1998 (Exhibit H-1 hereto)).

     FS-5 COM/Energy  Consolidated  Balance  Sheet  as  of  December  31,  1998,
          December 31, 1997 and December 31, 1996 (see Annual Report of

          COM/Energy on Form 10-K for the year ended December 31, 1998 (Exhibit H-2 hereto)).

     FS-6 COM/Energy Consolidated Statements of Income for its last three fiscal years (see Annual Report of COM/Energy on Form 10-K for the year ended December 31, 1998 (Exhibit H-2 hereto))

Item 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

     The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C.
Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 7, 1999


                              By: /s/ Thomas J. May
                              Chairman of the Board and Chief Executive Officer



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